EXHIBIT 99.1

GOLD STANDARD’S FIRST DRILL PROGRAM AT PINION CONFIRMING HISTORICAL RESULTS AND FINDING NEW GOLD MINERALIZED ZONES

First five holes include oxidized intercepts of 39.6 m. of 1.01 g Au/t and 69.8 m. 0.89 g Au/t

June 25, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results of the first five drill holes from the Pinion Phase 1 drilling program at its 100%-owned Railroad-Pinion Project in Nevada’s Carlin Trend.  These results to date are meeting three key objectives of the drill program: verifying historical drill data, expanding the known limits of the gold mineralization and demonstrating the predictability of GSV’s new geological model.

Drilling highlights include:
•	PIN14-01, a core hole, returned 69.8m of 0.89 g Au/t beginning essentially at surface, successfully twinning and verifying results from historical RC hole TCT-017 (68.6m of 0.92 Au/t).
•	PIN14-02, a 60m westerly RC step-out from the known limits of the Main Zone, returned 0.44 g Au/t over 15.2m, potentially opening the deposit in this direction.
•	PIN14-05, an RC hole, returned 1.01 g Au/t over 39.6m and a further 0.39 g Au/t over 53.4m in a lower breccia zone which is potentially a major new target at Pinion.

The Phase 1 program consists of 13 vertical drill holes, eight of which have been completed (click the following link for Pinion Phase 1 drill hole map: http://goldstandardv.com/proposed-pinion-holes/).  Assays are pending for holes PIN14-06 through PIN14-10. One RC hole (PIN14-10) and one core hole (PIN14-08) are currently in progress.  In addition to the objectives noted above, the program will collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation expected in late July.

Key Observations:

•
The targeted multilithic, dissolution collapse breccia host was intersected in all five drill holes.  Gold mineralization is continuous and widespread within this highly permeable, silicified and oxidized breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick, bedded calcarenite of the underlying Devonian Devil’s Gate Formation (click here for Pinion deposit cross section: http://goldstandardv.com/pinion-cross-section/).

•
Gold-bearing intercepts in PIN14-03 and PIN14-04 expanded mineralization 60 meters to the west along a north-northeast-striking fault, adding to the evidence of an emerging connection between the historical North and Main Zones.

•
PIN14-05 intersected two separate intervals of oxidized gold mineralization in the North Zone.  The lower gold intercept represents a new target, not identified by historic drilling, which lies along a northwest-striking fault. Immediately below the lower gold intercept, PIN14-05 intersected a quartz-sericite-pyrite altered, quartz porphyry dike-filled fault before ending in Chainman sandstone.  The presence of Chainman sandstone indicates that additional, untested collapse breccia targets could exist at depth at the underlying Devil’s Gate Formation contact—a typical occurrence on the Carlin Trend.

Drill results for the first five holes are as follows:

Drill Hole	Method	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN14-01	Core	-90	96.3	1.5 – 71.3	69.8	0.89
including				9.8 – 17.1	7.3	2.31
PIN14-02	RC	-90	68.6	18.3 – 33.5	15.2	0.44
PIN14-03	RC	-90	109.8	57.9 – 62.5	4.6	0.38
PIN14-04	RC	-90	99.1	39.6 – 57.9	18.3	0.30
PIN14-05	RC	-90	391.8	122.0 – 161.6	39.6	1.01
				172.3 – 173.8	1.5	0.56
				231.7 – 285.1	53.4	0.39
				301.8 – 304.9	3.1	0.39
				326.2 – 329.3	3.1	0.24
** Gold intervals reported in this table were calculated using a 0.20 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 85% of drilled thicknesses.

In addition to the drilling, current activities at the Pinion Deposit include the collection and interpretation of gravity data, detailed and district scale geologic mapping, relogging historic RC drill cuttings and cross section interpretation.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “Our first drill holes at Pinion demonstrate the presence of a strong oxidized gold system that is very continuous and widespread in the collapse breccia host at the top of the Devil’s Gate Formation.  The new, deeper potential recognized in PIN14-05 is one of the types of targets we expect to identify as we integrate the geology through relogging, mapping and gravity work.  We are very excited by our Phase 1 drill results to date and the exploration potential we see emerging at Pinion.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko, NV and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s 115km2 premier land package in the Carlin Trend. Gold Standard is moving towards building NI 43-101 compliant gold resources at both the near surface, oxide-gold Pinion deposit and the classic Carlin style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com